UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                                 RF MONOLITHICS
        -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    74955F106
                              --------------------
                                 (CUSIP Number)

                                 October 5, 1998
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / X / Rule 13d-1(b)
      /   / Rule 13d-1(c)
      /   / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

CUSIP NO. 74955F106

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Quaker Capital Management Corporation
      --------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group

      (a)
            --------------------------------------------------------------------
      (b)   X
            --------------------------------------------------------------------

3.    SEC Use Only
                        --------------------------------------------------------

4.    Citizenship or Place of Organization                       Pennsylvania
                                                                 ---------------

Number of         5.    Sole Voting Power                        306,400
  Shares                                                         ---------------
Beneficially      6.    Shared Voting Power                      299,600
  Owned by                                                       ---------------
Each Reporting    7.    Sole Dispositive Power                   306,400
    Person                                                       ---------------
      With:       8.    Shared Dispositive Power                 299,600
                                                                 ---------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                 606,000
                                                                 ---------------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares
                                                                 ---------------
      The Reporting Person disclaims beneficial ownership of 606,000 shares owned by its clients.

11.   Percent of Class Represented by Amount in Row (9)

                                                                 10.64%
                                                                 ---------------


                               Page 2 of 7 Pages

12.   Type of Reporting Person                                   IA
                                                                 ---------------



                               Page 3 of 7 Pages

Item 1.

      (a)   Name of Issuer

            RF Monolithics
            --------------------------------------------------------------------

      (b)   Address of Issuer's Principal Executive Offices

            4441 Sigma Road, Dallas, TX  75244
            --------------------------------------------------------------------

Item 2.

      (a)   Name of Persons Filing

            Quaker Capital Management Corporation
            --------------------------------------------------------------------

      (b)   Address of Principal Business Office or, if none, Residence

            401 Wood Street, Suite 1300, Pittsburgh, PA  15222
            --------------------------------------------------------------------

      (c)   Citizenship

            Pennsylvania, USA
            --------------------------------------------------------------------

      (d)   Title of Class of Securities

            Common Stock
            --------------------------------------------------------------------

      (e)   CUSIP Number

            74955F106
            --------------------------------------------------------------------

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

   (a)   /   /    Broker of dealer registered under section 15 of


                               Page 4 of 7 Pages
                  the Act;

   (b)   /   /    Bank as defined in section 3(a)(6) of the Act;

   (c)   /   /    Insurance  company as defined in section  3(a)(19) of the Act;

   (d)   /   /    Investment  company  registered   under   section   8  of  the
                  Investment Company Act of 1940;

   (e)   / X /    An investment adviser in  accordance  with  ss.240.13d-1(b)(l)
                  (ii)(E);

   (f)   /   /    An employee  benefit plan or endowment  fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

   (g)   /   /    A parent holding company or control  person in accordance with
                  ss.240.13d-1(b)(1)(ii)(G);

   (h)   /   /    A savings   association   as  defined  in Section  3(b) of the
                  Federal Deposit Insurance Act;

   (i)   /   /    A church  plan  that is  excluded  from  the  definition of an investment  company under section  3(c)(14) of the  Investment
                  Company Act of 1940;

   (j)   /   /    Group, in accordance with ss.240.13d-1((b)(l)(ii)(J)

Item 4.     Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:                           606,000
                                                                 ---------------

      (b)   Percent of class:                                    10.64%
                                                                 ---------------

      (c) Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the
                  vote                                           306,400
                                                                 ---------------

                               Page 5 of 7 Pages

            (ii)  Shared power to vote or to direct
                  the vote                                        299,600
                                                                  --------------

            (iii)Sole power to dispose or to direct
                  the vote                                        306,400
                                                                  --------------

            (iv)  Shared power to dispose or to direct
                  the disposition of                              299,600
                                                                  --------------

Item 5.     Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
                                                                  ----------

Item 6.     Ownership of More than Five Percent on Behalf of
            Another Person

      606,000 of the shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Person, which clients are entitled to receive dividends on and the proceeds from the sale of such shares. No client is known to own more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.


                               Page 6 of 7 Pages

Item 10.    Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 20, 1998                       /s/Mark G. Schoeppner
       ----------------                      -----------------------------------
                                             Mark G. Schoeppner
                                             President